Exhibit 99.1

FOR IMMEDIATE RELEASE

TotalFinaElf to Support Economic Activity in Toulouse

Paris, April 11, 2002 — Studies and discussions carried out in recent months have led Grande Paroisse, a subsidiary of Atofina, TotalFinaElf’s Chemicals Division, to conclude that it will not be possible to restart its Toulouse plant.

TotalFinaElf, along with Grande Paroisse and Atofina, is committed to developing an active policy to support the Toulouse economy and will contribute, in cooperation with local partners, to development investments for the creation of new jobs.

The programs will focus on four critical areas:

•    The support of AZF subcontractors affected by the plant’s closure.

•    Special assistance to small and medium-sized manufacturers, within the framework of an agreement with the
     Toulouse Chamber of Commerce and Industry.

•    Aid in establishing a European Industrial Safety Institute, in association with the University of Toulouse and private and institutional partners. This independent institute would be involved in the areas of research, university courses, professional training, and consulting and auditing services.

•    The promotion of a “Biotechnology Park” bringing together companies active in new chemical and pharmaceutical technologies.

The catastrophe last September 21 dramatically highlighted the problems of the coexistence of industrial activities and neighboring urban populations.

For this reason, Toulouse, with its high-potential university and research community and its commitment to encouraging high-technology enterprises, enjoys the necessary scientific credibility to host the European Industrial Safety Institute and a Biotechnology Park. TotalFinaElf would give its support to their creation and development.

These actions would be a major contribution to job creation and support in the region, bolstering the economic development and corporate assistance programs to be implemented under future agreements, in particular with the Chamber of Commerce and Industry.

Industrial Safety Institute

A review of existing organizations in France and abroad shows that an entity capable of federating fragmented research efforts and offering professional training would make a high value added contribution to industrial safety across Europe. The institute would become a technical and scientific reference point and have the necessary independence to provide industrial safety auditing and consulting services.

Created as a consortium, the institute would be supported by the University of Toulouse and include partners from the public and private sectors.

TotalFinaElf would bring together the people required to launch the process, in particular by setting up a Steering Committee. It would then contribute material resources to build the facilities and help launch the project.

Biotechnology Park

The Municipality of Toulouse, the Midi Pyrénées Regional Council and the Haute Garonne General Council have already begun projects and discussions on developing biotechnology-related businesses in Toulouse. With the support of biotech companies, TotalFinaElf is ready to participate in a major, forward-looking joint project that would create jobs. Preference would be given to companies conducting research or developing new approaches in chemical substitutes.

The idea is to promote a Biotechnology Park whose main resource would be as a corporate incubator dedicated to entrepreneurs wanting to develop in this sector, and which would also offer accommodation and support logistics for fast growth. The project would be a medium to long-term undertaking of at least three to five years. A Steering Committee will define the exact parameters and make proposals to the different potential partners.

Supporting Companies, AZF Subcontractors and Regional Development

In addition, TotalFinaElf is committed to deploying an action plan in the region’s economic development and to safeguard jobs, in partnership with local public institutions and companies in the region. The plan would privilege support for AZF subcontractors affected by the closure.

The Group’s policy of corporate support will include initiatives in the form of loans or subsidies (without acquiring an interest in the company concerned) to manufacturers, in particular those in the affected area.

Eligible small and medium-sized companies will be identified by regional partners under agreements or by specialized consultants in the area concerned. The first agreement with the Chamber of Commerce and Industry, via the Haute Garonne Initiative platform, will be signed today; it outlines a framework for action and is accompanied by a donation of €460,000.

All of these measures, to be implemented over a period of three to five years, are expected to help create or safeguard one thousand jobs.

The action plan will be totally separate from the compensation process for affected companies. Since the catastrophe, Grande Paroisse, with the support of TotalFinaElf, has assumed and will continue to assume all liabilities concerning compensation for claims submitted by victims.